Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

BAML 2012 Power and Gas Leaders Conference

September 20, 2012

Panel: Strategic Repositioning Panel

The following is the transcript of a September 20, 2012 webcast at the Bank of America Merrill Lynch 2012 Power and Gas Leaders Conference:

Steve Fleishman – Bank of America Merrill Lynch

We titled this Strategic Repositioning because both these companies I think have done a lot and particularly in the case of Entergy has a lot pending in terms of working to kind of reposition the company going forward. So I think it will be an interesting discussion. First we’ll have from Entergy Leo Denault. Leo, as you probably all know, was just named Chairman and CEO elect to be, starting February next year. So congratulations on that Leo. And then we’ll have Tony Alexander. Tony is obviously the Chairman-CEO of FirstEnergy. So let me turn it over to Leo to kick us off. Thank you.

Leo Denault – Entergy

Thank you Steve. I guess it’s still good morning everyone. As Steve said, the title is Strategic Repositioning and we do tend to have a lot of things on plate and now is no different, so hopefully we’ll get some progress on those and I’ll quickly run through all the things we have going and some of the things that we’re working on near-term, longer-term as well. Obviously I have two pages worth of disclaimers, so if I say anything of a forward-looking nature, just check our website and our SEC disclosures to get an update on anything there.

As far as an overview of Entergy’s businesses, safety, reliability is at the forefront of everything we do. We’ve got a lot of things going on near-term and long-term in both of our businesses. Basically the strategy that we’ve had over the last 14, 15 years that revolves around a business model of operational excellence and portfolio management is still the focus of the company, it’s still the way we think about things and it’s the way we’re going to continue to think about things into the future.

If you look at the first business that I’ll talk about in the utility, that’s actually the place where we’ve got the most going on, both in the near and the longer-term as it relates to operational and strategic activities. Again, safety and reliability is the forefront. As far as what we’re working on today, we’ve got a number of regulatory proceedings, both of a routine nature and a strategic nature going on and I’ll talk a little bit about what’s going to happen into the future and what we’re focusing on there.

As far as rate cases go, with six jurisdictions we’ve always got something going on. We just got an order affirmed by the Public Utility Commission in Texas, $27 million rate increase there. As we’ve mentioned before, that’s somewhat disappointing and we’ve got a lot of work to do in how we get ourselves the ability within the Texas jurisdiction to earn a fair rate of return. The primary concern there we have is how we recover capacity payments. I will mention that

BAML 2012 Power and Gas Leaders Conference

September 20, 2012

Panel: Strategic Repositioning Panel

while we got a $27 million rate increase, a significant amount of that has to do with depreciation, so it may not necessarily be earnings, but it does provide about $20 million of cash flow going forward that wasn’t in the system before.

We’ve got three rate cases planned for next year, about 75% of our customer base will be covered by those in Louisiana and Arkansas and those should take the majority of the year, probably 9 to 12 months for us to get through in 2013.

Just a note real quickly on Isaac. As you may have seen if you watched the weather channel you would have seen a hurricane hanging over New Orleans for what seemed like an eternity. It was only a couple of days, but it was very, very slow moving, had lots and lots of wind and rain, that actually prevented us from getting out and making assessments and getting folks up in trucks for almost 54 hours, which is a really, really long period of time for one of those things to move through. They usually moves through about 9-10 miles an hour, this one went about 4 to 6 miles an hour, dumped a lot of rain. The estimate of damage there is about $400 to $500 million. Each utility company is responsible for its own storm restoration costs, of recovery of those. If you look at the liquidity profile that we put in place, really since 2005 and since the Katrina event, there’s significant liquidity between cash on hand, funded storm reserves at the utility companies, as well as revolvers that we put in place at each operating company. So in the near-term, plenty of liquidity to handle the $400 to $500 million of costs within those individual entities and what we’re working on now is formulating how we’re going to handle actual storm cost recovery, whether it’s going to be through normal mechanisms, through securitization or what have you in each of those jurisdictions. And obviously with the nature of the storm and the way it hung over Louisiana, Louisiana is the jurisdiction, both the primary Entergy Louisiana and New Orleans and Gulf States where the majority of that damage occurred.

Of a medium-term nature, more of the strategic, we’ve got two things going on with MISO and ITC, both around the transmission business. We’re in a position with the transition into MISO with our transmission system in all jurisdictions. We’ve made filings everywhere. We’ve got an order in Louisiana; we’ve got a non-unanimous settlement in Texas; we’ve got a stipulation with the staff in [Mississippi]. Those processes continue to move forward. We’ve got a good agreement – you saw SMEPA made a filing last week to actually support going to MISO in Mississippi. So things seem to be progressing quite well as it relates to most of the jurisdictions there.

The thing most people are interested in is what’s going on in Arkansas. I’d say that’s the dominant question in all of our one-on-ones, and as Theo Bunting, our CEO of the Utility Group has gone through, we’re making progress in Arkansas. We think that at the end of the day there’s customer benefits of going to MISO which don’t exist if we don’t go to MISO for the Arkansas customers. The cost

BAML 2012 Power and Gas Leaders Conference

September 20, 2012

Panel: Strategic Repositioning Panel

allocation method of MISO is superior to the other opportunities that we would have in terms of those who create the costs or get the benefits are actually the ones who will bear those costs, which is more aligned with the way we’ve run our transmission business over the years, both historically and with the Independent Coordinator of Transmission, as well as what we’d like to see happen within an RTO. So those methodologies work. Actually, the governance process that MISO has agreed to is superior to what we have today in the Entergy Regional State Committee, which all of our jurisdictions are a part of and how they manage our operations and their view of it as it relates to our transmission system. So really there’s a lot of benefits and there’s a lot of reasons why this makes sense for the entire jurisdiction, but also for Arkansas.

A lot of people have asked what do we do if we don’t go to – Arkansas does not go to MISO, do we immediately jump into SPP? Right now the state-of-play is, do we go to MISO? That’s the filings we’ve made. It’s all geared around trying to get Arkansas to exit the System Agreement in December of 2013, and really that’s the only viable way of getting there as it relates to joining an RTO. Not only do you get there, but then you get there with significant customer benefits to the Arkansas jurisdiction. The fallback if we don’t get there, to be able to exit the System Agreement in December of 2013, is actually for Arkansas to go on a standalone basis, not in the Entergy System, not in an RTO, but to actually plan, be its own balancing authority, maintain its own reserves, etcetera.

On the one hand, going to MISO is a cost savings for customers as it takes the Entergy footprint and actually expands it as it relates to joining MISO. On the other hand, if you go on the standalone basis, you’re looking at just Arkansas being its own balancing authority, providing its own reserves, it actually goes the other direction. Instead of costs going down, they likely go up. So the state-of-play there really does favor going to MISO and that’s where we think we’re going to end up at the end of the day.

If an independent RTO is a good thing, we believe that going independent as far as an independent transmission company is even better. The benefits that you provide in an RTO from independence are enhanced. When we get into something like the ITC transaction and as you know, we’ve begun to make the filings in the ITC transaction, we should make the remainder of those filings over the course of the next few weeks. As it relates to the other jurisdictions, we’ve made Louisiana and New Orleans, we’ll continue in the state jurisdictions and then we’ll also get into the FERC and then some of the financial things as well.

Independence we truly believe is important to the market. We believe it’s important to our customers. We think it’s going to be important to the cost structure of our business going forward. Anytime you get somebody who focuses only on one thing, like ITC does transmission or, for example, our focus on

BAML 2012 Power and Gas Leaders Conference

September 20, 2012

Panel: Strategic Repositioning Panel

nuclear power, you’re going to be a better operator, you going to have more innovation, it’s going to be more important. As Wayne likes to say, very rarely, until we made these filings, were we ever asked about our transmission department. I’m sure ITC doesn’t spend any time on Indian Point. They spend most of their time on what’s going on in the transmission business. We believe there’s significant financial flexibility afforded to both us and ITC because of the transaction. You’re putting our transmission business into a transmission-only, better credit rating, more focused operation, and it leaves Entergy with better credit metrics and a better capability to financially focus on the generation footprint which is the big dollars of what we have to spend going forward. And certainly regional planning has its benefits. And I should go into – I’ll go into a couple of those here in a minute, if I can get the slide to work.

As I’ve said, we’ve made our filings in the other jurisdictions, in Louisiana and New Orleans if you look at the kinds of things we’ve done, we cover the financial flexibility benefits that we’ve got going forward. We also cover some of those independence and regional planning things. And so if you think about it, if there’s a good read of testimony within the Louisiana jurisdiction, that’s covered, that’s done by Brattle witness Pfeifenberger. And if you look at his testimony, it describes the types of things that should overcome that small amount of increase in cost associated with the ROE. That’s the piece of the business that everybody talks about – let me see if I can find my way to it. We’re going the wrong direction. There we go.

What that talks about in terms of the benefits of regional planning – if you think about it today, Entergy, as all TOs do, we plan for our system and we do a bottom-ups plan. Even in MISO we’re going to do some bottom-up planning. We’ll provide them with the transmission plan that’s associated with the construction plan that matches our customer footprint and our region. Now certainly MISO puts that into a regional focus and they try to do some regional things, but it’s not as effective as if you take someone like ITC and they start to plan for the region. They’re a TO and MISO, they’re a TO and SPP. The will actually look at projects that cross boundaries, that cross seams. They’ll look at things that might go from the Entergy region into TVA. They’ll look at things that might go from the Entergy region into ERCOT or between MISO and SPP in ways that we wouldn’t. Those types of projects that might not be economic for Entergy to look at for just Entergy customers, will be different when you look at them across customer bases that we really aren’t obligated, nor do we have any ability to actually look out for. When that starts to happen, you’ll start to see benefits that are created by those transmission adds that they would do that we have no business thinking about. And if you put it into some context, if you were to just get one generator to locate in our region that wouldn’t otherwise, that one generator’s production cost savings, if you take a new CCGT at 7,000 heat rate, run it on peak and displace something at 11,000 or 12,000 heat rate, that alone pays for any incremental costs

BAML 2012 Power and Gas Leaders Conference

September 20, 2012

Panel: Strategic Repositioning Panel

that you would see on ROE associated with the transmission system. As you know, the transmission piece of the bill, it’s the smallest part of the rate base out of the bill. And so if you look at the filings in Louisiana and New Orleans, you’re looking at $1.50 a month per customer is what that change in capital structure and ROE does on the bill, it’s about $1.50 a month. Fuel costs vary more than that on a regular basis and if a generator locates who otherwise wouldn’t, or if you get some of these transmission across seams, transmission across regions that are done on a more regional basis that we wouldn’t do that ITC would, you could quickly overcome any of this cost pressure that’s associated with the change in ROE. So we believe that it’s not only going to be a cost, but it’s actually going to be a significant benefit of the independence, a significant benefit of the planning that those will overcome any of the costs that are associated with what might show up on the bill because of change in ROE.

As far as the utility goes going forward, we still have, even without transmission, a significant amount of capital improvements to make. We’ve got significant amount of capital to do in the generation space, which is the biggest part of the bill, and that’s what we want to focus on most and certainly distribution is also a big capital add as we go forward. While transmission is the smallest sliver of rate base and the smallest sliver of our capital expenditures, it is fast-growing and it does have a big negative free cash flow component, hence the improvement in credit metrics that we’ll see going forward.

As we get more focused on the generation footprint, we’ll be able to tailor more of our regulatory constructs to meet the needs of the system, meet the needs of the financials of the company going forward, be able to spend more times on things like FRPs in jurisdictions where we don’t have those, like Arkansas and in Texas, capacity riders and the like that really match the kinds of investments that we continue to make with, again, without the transmission business, improved credit profile for us and the transmission business will be with ITC, which in itself has improved credit profile, not only because they already had higher credit ratings, but as you noticed, they got upgraded on the amounts of the transaction.

Low interest rates have put a real focus on another question that we get around ROEs. Certainly ROEs are about median as it relates to where we are versus the rest of the country. We’ve got a couple of small jurisdictions. These you might say are above median in New Orleans and Mississippi, but you need to know, for example, New Orleans is very small company, a lot different risk profile, so it’s justified that the ROE might be a little bit higher there. It’s not the first time we’ve had low interest rates. If you go back to the ‘60s we had low interest rates, we had about the same cost of debt. We actually had about 100 basis points higher in ROEs across the industry, we had higher credit ratings in the industry, and we did not have the significant capital additions that the industry does today. So if you look at the risk profile of where we are today versus where we were back

BAML 2012 Power and Gas Leaders Conference

September 20, 2012

Panel: Strategic Repositioning Panel

then, in a similar interest rate environment, it would argue for actually higher ROEs than at that point in time. And if you go back to that point in time you had an average ROE of about 11.3 versus about 10.3 today across the country.

With that kind of risk, with that kind of capital addition, now is probably not the right time for people to be thinking about lowering ROEs when access to capital is going to be very important to all of us going forward. As far as Entergy goes, while our ROEs are about median, our rates are some of the lowest in the country and if you were to start to add on carbon tax or something like that in the CO2 space, we even get better as it relates to what our relative rates would be to other people in the country.

Quickly going over EWC, again, safety, reliability is the cornerstone of what we look at there. Hedging profile, what we’re doing, we’re working on two things. One, we’re working on volumes and margins. So as it relates to margins, the price is very important. We’re reasonably bullish at this point in time about where we see prices going in the medium to long-term. There’s a lot of fundamental reasons behind that that we think the Northeast power markets might actually be at the bottom and starting to push their way back up. If you look at capacity pricing, we’ve seen reserve margins that are projected to be adequate over the next few years. Any kind of increase in demand could start to push those reserve margins into more of an equilibrium state sooner. We’ve also seen some reconstruction. We’ve had some ability to make some inroads into not the – not necessarily allowing the market to work in some of those jurisdictions. You see what was happening with FERC in the New York ISO as it relates to how the capacity market mitigation of out-of-market contracts have worked there. That’s worked in our favor. As we start to see increased demand, as we start to see some retirements of plants, mothballing of plants, we should start to see some pressure on capacity prices going up. And as we start to get a better view of how FERC is going to handle those out-of-market entrants and how that mitigation should work, as opposed to not work, we see some victories there that could actually have some pretty good positive impact on capacity prices.

We also think heat rate is another area, the implied heat rate, as you look in forwards, has a nice backwardation to it for the most part. A lot of times that has to do with the fact that there’s just not a lot of term power buyers out there to get into those markets. There’s more sellers than buyers once you get out a couple of years, so you tend to always see an undervaluation of heat rates. Also some of the same things that are going to push the capacity markets up, until new capacity were to come into market you would naturally see that also have a pressure on heat rates. Those are a couple of views that we’ve had for a long time in terms of where we think the future of capacity and heat rates go. I think right now the thing that’s a little bit different from our point of view is that we also see that gas prices have some room to go to the upside as well. There’s a lot that’s happening in

BAML 2012 Power and Gas Leaders Conference

September 20, 2012

Panel: Strategic Repositioning Panel

terms of a more rational behavior as it relates to drillers. We’ve seen a lot of the rig count come down. We’ve seen some squeeze on liquids margins. That squeeze has taken some of the luster off of wet gas, which gets rid of some of the associated gas that we’ve seen from there. We’ve seen demand pick up significantly, we’ve seen a lot of coal to gas switching, we’re going to continue to see some coal retirements. All of those things would have some upward pressure on gas.

So going forward, when you put it all together, we think that there’s a good chance that there’s lot more upside than downside in the forward markets, as it relates to the Northeast. And if you look out into the forward timeframes, that’s when we’re the least hedged. We’re pretty well hedged in ‘12 and ‘13, but once you get out into ‘14, ‘15 and ‘16, when we believe that we’re going to start to see a turn in the power markets, we’ve got a significant amount of room to go. And it’s well – because of that and what’s happened in terms of the licensing and the noise around Indian Point and Vermont Yankee, we’ve gotten a lot more sophisticated in how we manage risk, how we price risk, as well as how we hedge the portfolio. Some of those tee up very well in our ability to take advantage of some of the run-up in prices that we’ll see.

As far as volumes go, a lot of noise around Indian Point, Vermont Yankee, obviously, as it relates to their licenses. All I’ll really say is that we’ve spent a lot of time defending the Vermont Yankee license and we’ll spend a lot of time going forward and making sure we get the renewed licenses in Indian Point. That’s going to go on for a long time and as long as we are under the Timely Renewal Doctrine, which we are, Indian Point will continue to run while that process goes on. And that process could go on 7 to 10 years as it relates to the license at Indian Point. We’re also working through the state process. In the meantime, you continue to see a lot of pushback from people from the city of New York and from others around what Indian Point really means to the region. And the bottom-line being, if you take Indian Point out of the stack, what you’re going to end up with is higher cost power, a dirtier environment and a less stable grid. And I think people are starting to see that, the business community and others, and that’s something that they’re pushing back on and people’s desire to close it.

Basically overall, we’re going to continue to focus on the same things that we’ve been focusing on in the past. That’s going to require financial flexibility and headroom. We continue to value our credit rating, we continue to value our financial flexibility and liquidity. Obviously Isaac is something that we had happen to us that — improved liquidity and improved financial flexibility from where we were in 2005 — it’s a whole different picture. In 2005 post-Katrina, obviously a different event, but we spent a lot of time – I think Steve was the one who started to label us as a “hurricane” stock. I don’t think he even called after Hurricane Isaac to see how we were doing. But at the same point in time, we’ve been able to put in place the kind of liquidity and financial flexibility to make sure that we can take care of that.

BAML 2012 Power and Gas Leaders Conference

September 20, 2012

Panel: Strategic Repositioning Panel

I know a lot of you are starting to think about 2013. As it relates to ‘13 we’ll probably provide guidance around EEI, at least that’s traditionally when we would do it. A couple of things to take note of. There’s a significant regulatory calendar. Going forward, a lot of those as I mentioned will resolve themselves, however, over the course of 2013, so that’s a little bit back-end loaded. That Grand Gulf, Waterford 3, those will be things that are wrapping up now that will be in the picture in ‘13, but not all of ‘12. Hinds and Hot Spring still pending in terms of rate base additions. Some O&M pressures and certainly the price of power in the Northeast. While we are bullish, that hasn’t turned around yet. Should probably start to see some of that after the winter, but it’s probably going to be more back-end loaded than front-end loaded going forward. And again, I know we get asked a lot about what the effective tax rate is that you should use to model the company. And all I can tell you, it’s been about 17 to 34% over the course of the last five years. So these are some of the major drivers to think of as you’re starting to think through 2013. But we’ll give you more information on that as the year goes on.

As far as the company in general, we continue to be focused on all those near-term things, but I will say that there’s a lot more we’ve got on our plate, a lot more that we’ve got working in the background in terms of the next strategic moves, as well as making sure we continue to focus on operational excellence, portfolio management with the things that we’ve got going now and not taking our eye off the ball for those. With that I think I’ve used all my time and I’ll turn it over to Tony.

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (a) those factors discussed in: (i) Entergy’s Form 10-K for the year ended December 31, 2011; (ii) Entergy’s Form 10-Qs for the quarters ended March 31, 2012 and June 30, 2012; and (iii) Entergy’s other reports and filings made under the Securities Exchange Act of 1934; (b) uncertainties associated with rate proceedings, formula rate plans and other cost recovery mechanisms; (c) uncertainties associated with efforts to remediate the effects of major storms and recover related restoration costs; (d) nuclear plant relicensing, operating and regulatory risks, including any changes resulting from the nuclear crisis in Japan following its

BAML 2012 Power and Gas Leaders Conference

September 20, 2012

Panel: Strategic Repositioning Panel

catastrophic earthquake and tsunami; (e) legislative and regulatory actions and risks and uncertainties associated with claims or litigation by or against Entergy and its subsidiaries; (f) conditions in commodity and capital markets during the periods covered by the forward-looking statements, in addition to other factors described elsewhere in this communication and subsequent securities filings; and (g) risks inherent in the proposed spin-off and subsequent merger of Entergy’s electric transmission business with a subsidiary of ITC Holdings Corp, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Transco and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction. Entergy cannot provide any assurances that the spin-off and merger transaction will be completed and cannot give any assurance as to the terms on which such transaction will be consummated. The spin-off and merger transaction is subject to certain conditions precedent, including regulatory approvals and approval by ITC Holdings Corp. shareholders.

Additional Information and Where to Find It

ITC and Transco will file registration statements with the Securities and Exchange Commission (SEC) registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions. ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.